                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440


Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                        ASSOCIATE QUESTIONS AND ANSWERS
                            July 16, 2001 - UPDATE



1.   Have AmeriSource and Bergen responded to the FTC's Second Request?

     AmeriSource and Bergen have filed essentially all the materials in response to the FTC's Second Request. We are continuing to finalize our filing and expect to certify our compliance with the second request in the next couple of weeks. Certification starts the 30-day review by the FTC. Importantly, we expect to complete the merger on schedule later this summer.

2.   Is our response delayed because of problems in responding the FTC?

     No. There has been nothing unusual in the request or difficulty in responding, short of the large volume of material. The FTC investigation-- including our response to the Second Request--is proceeding as we expected.

3.   Will the shareholders approve the deal before FTC approval?

     We may have the shareholder meetings prior to receiving FTC approval. It is expected that the shareholders will approve the deal.

4. In keeping with the "best of the best", will the new company offer domestic partner benefits, as Bergen Brunswig Corp. currently does?

     The entire benefits package is being reviewed as part of the integration process. No decisions have been made as to what benefits will be offered in the new company. As discussed in previous Q&A, the intent of management is to offer a competitive benefits package to all associates. In addition, certain customer contracts that the companies currently have mandate that certain benefits be offered to our associates. The new company will certainly recognize such binding legal requirements.

5.   Would it be possible to have a Company picnic to boost morale?

     The Change Leadership Integration Team is working on plans for celebrations around the merger.

6. Can you clarify the severance policy with regard to the 6 weeks minimum? Is that on top of the 1 week per year of service?

     The 6 weeks minimum is in lieu of the 1 week per year of service, not in addition to. EXAMPLE: An associate with 3 years of service whose position is eliminated would receive 6 weeks of severance.

7. Under the new severance plan, which was announced in the last Q&A, it appears that an associate that has been with the company for 30 years or more would be worse off under the new plan than under the old 1.2 weeks per year of service formula. Is this correct?

     Your math is correct. However, an associate will receive the more lucrative of the 1.2 calculation or the new severance plan.

8. Have any decisions been made regarding the benefits package for the new company?

     No. The Phase 1 integration activities focused on comparing the benefits offerings at AmeriSource and Bergen. Many of the benefits offerings are very similar. Phase 2 activities will focus on evaluating benefit packages for the new company and planning the migration from existing plans to the new plans. The integration office will be engaging the third party experts to assist in these Phase 2 efforts. It is expected that benefits will remain "as-is" for the next open enrollment.

9. If I am terminated before the end of the year due to the merger will I receive a pro rata portion of my 401(k) match?

     The Company has already transitioned from an annual 401(k) match to a monthly match of the non-discretionary portion of the employer match (i.e. 50% of up to 6% of base pay contribution). In order to qualify for the monthly match you must be employed as of the last working day of the month. As of this date, the non-discretionary match through May has been added to your account. Your account balance will lag one month due to processing. If the Company decides to contribute more than 50%, that discretionary match will be made on an annual basis and you will have to be employed as of December 31st to receive that additional match. If you are not fully vested in the 401(k) and you lose your job due to a facility shut-down or otherwise due to the merger, you will automatically vest upon termination.

10. In the recent PowerPoint presentation regarding the integration steering committee, I was alarmed by the point that the team is focused on "speed over accuracy." Is this truly in the best intentions of not only AmeriSource and Bergen, but the newly formed AmeriSource-Bergen?

     It is certainly not the intention of the Integration Team to be inaccurate. The principle that is being used is "Speed over perfection." It has been our intention to be directionally correct and accurate. However, we do not intend to spend limitless hours and resources to be precise (i.e. carrying out a synergy calculation or a cost comparison to the third decimal point). Often times the quest for that precision results in lengthy analysis and requires resources that could be put to their highest and best use in other areas.

     Because key analysis/work may be dependent on other analysis/work being done, and because certain synergies must be captured within a certain timeframe to be of value, moving quickly is essential.

11. If the FTC does not approve the merger, would this cancel the $ amounts each company would owe the other (if either had backed out of the agreement)?

     In general, that would be the overall objective. How costs are specifically treated, both those already incurred and new costs that would be incurred are described in detail in the merger agreement.

12.  How will associates find out if the merger is approved by the FTC?

     When the Company receives notification of the FTC's ruling, it will notify associates as soon as possible via email, voicemails and other available channels of communication.

13.  Has the IT system been decided yet?

     No. The IT assessment work is continuing in Phase 2 within the IT Work Thread . We anticipate this assessment to continue for about 8 weeks. The goal is to establish the best systems to efficiently and effectively support the processes and customers of the new company.

14.  What did we learn from the Culture Print Survey?

     We are still compiling the results of the culture assessment work. We hope to share the analysis with you shortly.



Additional Information About The Merger
---------------------------------------

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.